Adjustment to the Subscription Price of Warrants Issued on Feb. 26, 2002

1. Details of adjustment

Series No. of bond	Type of bond	Subscription price before adjustment	Subscription price after adjustment

18	USD 100 million bonds with warrants due 2007	KRW 5,000	KRW 5,917

2. Adjustment of the number of exercisable shares

Total amount of exercisable warrants	Number of exercisable common shares before adjustment	Number of exercisable common shares after adjustment

USD 15,000,000	3,963,600	3,349,332

3. Reasons for adjustment

•	Adjustment according to a capital reduction at the equal ratio of 2:1, which became effective on May 3, 2006, and the share price after the capital reduction

4. Method of adjustment

•	Subscription price was adjusted from KRW 5,000 to KRW 10,000 due to the capital reduction.

•	Subscription price was re-adjusted in accordance with the Subscription Agreement, since the share price after the capital reduction was below the adjusted price of KRW 10,000 (adjusted every three months).

•	Adjusted price will be the higher of (a) and (b). However, in the event that the higher of (a) and (b) is less than KRW 5,000, the new subscription price shall be adjusted to KRW 5,000.

(a)	The arithmetic mean of the volume-weighted average closing price of the shares one month before the adjustment, the volume-weighted average closing price of the shares one week before the adjustment and the closing price of the shares one day before the adjustment

(b) The closing price of the shares one day before the adjustment

•	In calculating the number of exercisable shares, exchange rate of KRW/USD = 1,321.2 was applied in accordance with the Subscription Agreement.

5. Effective date of adjusted price

• May 26, 2006

6. Others

• Bonds amounting to USD 100 million were repaid on September 2, 2003.